SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. No. 35312; File No. 812-15532

Jefferies Finance LLC, et al.

September 3, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Jefferies Finance LLC; Jefferies Credit Management LLC; Jefferies Credit Partners BDC Inc.; Jefferies Credit Partners LLC; Senior Credit Investments, LLC; Apex Credit Partners LLC; Apex Credit Holdings LLC; Apex Credit CLO 2018 Ltd; Apex Credit CLO 2018-II Ltd.; Apex Credit CLO 2019 Ltd.; Apex Credit CLO 2019-II Ltd.; Apex Credit CLO 2020 Ltd.; Apex Credit CLO 2021 Ltd.; Apex Credit CLO 2022-I Ltd.; Apex Credit CLO 2022-II Ltd.; JFIN CLO 2017 Ltd.; JFIN CLO 2017-II Ltd.; JMP Credit Advisors CLO IV Ltd.; JMP Credit Advisors CLO V Ltd.; Apex Credit CLO 2020-II Ltd.; Apex Credit CLO 2021-2 Ltd.; Jefferies Direct Lending Fund LP; Jefferies Direct Lending Fund SPE LLC; Jefferies Direct Lending Offshore Fund LP; Jefferies Direct Lending Offshore Fund B LP; Jefferies Direct Lending Offshore Fund C LP; Jefferies Direct Lending Offshore Fund SPE LLC; Jefferies Direct Lending Offshore Fund

C SPE LLC; Jefferies Senior Lending LLC; JCP Direct Lending CLO 2022 LLC; JCP Direct Lending CLO 2023 Ltd.; JCP Direct Lending CLO 2023-1 LLC; JCP Direct Lending CLO 2023-1 Ltd; Jefferies Direct Lending Fund II LP; Jefferies Direct Lending Fund II D LP; Jefferies Direct Lending Offshore Fund II LP; Jefferies Direct Lending Offshore Fund II B LP; Jefferies Direct Lending Offshore Fund II C LP; Jefferies Direct Lending Offshore Fund II D LP; Jefferies Direct Lending Fund II SPE LLC; Jefferies Direct Lending Fund II C SPE LLC; Jefferies Direct Lending Offshore Fund II SPE LLC; Jefferies Direct Lending Offshore Fund II C SPE LLC; Jefferies Direct Lending Offshore Fund II D SPE LLC; Jefferies Direct Lending Europe SCSp SICAV-RAIF; JFIN Revolver CLO 2019 Ltd.; JFIN Revolver CLO 2019-II Ltd.; JFIN Revolver CLO 2020 Ltd.; JFIN Revolver Funding 2021 Ltd.; JFIN Revolver CLO 2021-II Ltd.; JFIN Revolver Funding 2021-III Ltd.; JFIN Revolver Funding 2021-IV Ltd.; JFIN Revolver CLO 2021-V Ltd.; JFIN Revolver Fund, L.P.; JFIN Revolver Funding 2022-I Ltd.; JFIN Revolver CLO 2022-II Ltd.; JFIN Revolver CLO 2022-II LLC; JFIN Revolver CLO 2022-III Ltd.; JFIN Revolver CLO 2022-III LLC; JFIN Revolver CLO 2022-IV Ltd.; JFIN Revolver CLO 2022-IV LLC; JFIN Revolver SPE4 2022 LLC; JFIN Revolver SPE4 2022 Ltd.; Massachusetts Mutual Life Insurance Company.

Filing Dates: The application was filed on December 8, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on September 30, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Adam Klepack, Jefferies Finance LLC; 520 Madison Avenue; New York, NY 10022; with copies to: Ryan P. Brizek; Simpson Thacher & Bartlett LLP; 900 G Street, N.W.; Washington, D.C. 20001.

FOR FURTHER INFORMATION CONTACT: Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated December 8, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.